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For Further Information


David P. Caouette

908-221-6382 (office)

caouette@att.com
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                             AT&T AGREES TO ACQUIRE
                             GRC INTERNATIONAL, INC.
                                FOR $15 PER SHARE


FOR IMMEDIATE RELEASE: MONDAY, FEBRUARY 14, 2000
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      NEW YORK - AT&T today announced that it has entered into a definitive agreement with GRC International Inc. to acquire all of the outstanding shares of GRCI for $15 per share in cash. Total consideration for the transaction is approximately $221 million, including assumed debt.


      GRCI provides a broad range of professional services and information technologies primarily to the U.S. Government and to commercial customers. Following the acquisition, GRCI will operate as a unit of AT&T Government Markets within AT&T Business Services.


      "We're pushing aggressively for revenue growth, and the addition of GRCI to the AT&T team not only fuels that growth immediately but adds new avenues for future growth because we'll be positioned better to serve important market segments," said Rick Roscitt, president of AT&T Business Services.


      "This is a natural fit," said Mary Jane McKeever, AT&T senior vice president for Government Markets. "Both of our organizations have strong records in serving the federal government marketplace. By bringing together the groups' talent and expertise, we will enhance and expand our capabilities and provide a robust suite of information technology services to the U.S.
Government."


      McKeever noted that GRCI's current contracts with the Department of Defense, all branches of the military and other federal agencies add to and complement those held by AT&T Government Markets. Both organizations provide complementary services to many of the same customers.


      "Today's announcement with AT&T could not be more exciting for our stockholders, our employees and our customers," said Gary Denman, president and CEO of GRC International. "Together we will be significantly better positioned to support the



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growing needs of our customers, while providing our employees with expanded opportunities in an organization that values the delivery of quality services as much as we have over the past four decades."


      Under the agreement, AT&T is to commence its tender offer for GRCI's outstanding shares by February 24, 2000. The tender offer will be subject to certain conditions, including at least a majority of GRCI's outstanding shares, on a fully diluted basis, being tendered without withdrawal prior to the expiration of AT&T's offer and obtaining clearance of the transaction under federal antitrust laws. Shareholders who own more than 25 percent of GRCI's outstanding shares have executed agreements with AT&T to tender their shares.




Other Important Information:
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      All stockholders should read the tender offer statement concerning the tender offer that will be filed by AT&T with the Securities and Exchange Commission (SEC) and mailed to stockholders. The tender offer statement will contain important information that stockholders should consider before making any decision regarding tendering their shares. You will be able to obtain the tender offer statement, as well as other filings containing information about AT&T and GRCI, without charge, at the SEC's Internet site (www.sec.gov). Copies of the tender offer statement and other SEC filings can also be obtained, without charge, from the AT&T Corporate Secretary.



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